CORAL GOLD RESOURCES LTD.

400 – 455 Granville Street

Vancouver, B.C. V6C 1T1

Tel: (604) 682-3701 Fax: (604) 682-3600

www.coralgold.com

ir@coralgold.com

October 31, 2005                                                        Trading Symbols: TSX Venture – CGR

                                                                                 US;OTC.BB – CGREF

                                                                                 Berlin and Frankfurt – GV8

Coral Gold Resources Ltd. has made an application to amend the terms of the warrants issued pursuant to a private placement announced on September 2, 2003.  The requested amendment extends the original expiry date of the warrants from November 17, 2005 to November 17, 2006.

On behalf of the Board of Directors

of Coral Gold Resources Ltd.

/s/ David Wolfin

David Wolfin

Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.